Exhibit 99.1

FOR IMMEDIATE RELEASE
(All amounts in U.S. dollars.                                        January 26, 2021
Per share information based on diluted
shares outstanding unless otherwise noted.)

CELESTICA ANNOUNCES FOURTH QUARTER 2020 FINANCIAL RESULTS

TORONTO, Canada - Celestica Inc. (TSX: CLS) (NYSE: CLS), a leader in design, manufacturing and supply chain solutions for the world's most innovative companies, today announced financial results for the quarter ended December 31, 2020 (Q4 2020)†. “Celestica delivered a solid fourth quarter to end the year, with revenue within our guidance range and non-IFRS operating margin* and non-IFRS adjusted EPS* above the mid-point of our guidance ranges. We ended the year with 80% non-IFRS adjusted EPS* growth compared to 2019,” said Rob Mionis, President and CEO, Celestica.

“We believe that our strong performance in 2020 against the backdrop of a global pandemic is a testament to our team’s ability to maintain business continuity and meet our commitments to our customers. The work we have done over the past few years aimed at building a more diversified business helped us manage this unprecedented year. As we enter 2021, we remain focused on executing for our customers and driving consistent, profitable growth for our shareholders.”

Q4 2020 Highlights

•Revenue: $1.4 billion, decreased 7% compared to $1.5 billion for the fourth quarter of 2019 (Q4 2019).

•Operating margin (non-IFRS)*: 3.6%, compared to 2.9% for Q4 2019.

•ATS segment revenue: decreased 12% compared to Q4 2019, and represented 37% of total revenue, compared to 39% of total revenue for Q4 2019; ATS segment margin was 3.9%, compared to 3.0% for Q4 2019.

•CCS segment revenue: decreased 4% compared to Q4 2019, and represented 63% of total revenue, compared to 61% of total revenue for Q4 2019; CCS segment margin was 3.4%, compared to 2.9% for Q4 2019.

•IFRS earnings per share (EPS): $0.16, compared to a $0.05 loss per share for Q4 2019.
•Adjusted EPS (non-IFRS)*: $0.26, compared to $0.18 for Q4 2019.
•Adjusted return on invested capital (non-IFRS)*: 12.4%, compared to 10.6% for Q4 2019.
•Free cash flow (non-IFRS)*: $18.5 million, compared to $43.8 million for Q4 2019.
•Global network operating at normal workforce levels.
•Undrawn $450 million revolver.**
•$464 million in cash/cash equivalents.
•Launched a new normal course issuer bid (NCIB) in November 2020.

† Celestica has two operating and reportable segments - Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS). Our ATS segment consists of our ATS end market, and is comprised of our Aerospace and Defense (A&D), Industrial, Energy, HealthTech and Capital Equipment (semiconductor, display, and power & signal distribution equipment) businesses. Our CCS segment consists of our Communications and Enterprise (servers and storage) end markets. Also see Segment Updates below. Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue). See note 25 to our 2019 audited consolidated financial statements for further detail.
* Non-IFRS (International Financial Reporting Standards) measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other public companies that use IFRS or U.S. generally accepted accounting principles (GAAP). See “Non-IFRS Supplementary Information” below for information on our rationale for the use of non-IFRS measures, and Schedule 1 for, among other items, non-IFRS measures included in this press release, as well as their definitions, uses, and a reconciliation of historical non-IFRS measures to the most directly comparable IFRS measures.
** excluding ordinary course letters of credit.

Segment Updates

ATS Segment:

ATS segment revenue decreased in Q4 2020 compared to Q4 2019, primarily driven by adverse demand impacts related to the coronavirus 2019 disease (COVID-19) pandemic, specifically in our commercial aerospace and Industrial businesses. The decreases were partially offset by revenue growth in our HealthTech and Capital Equipment businesses, driven by new program ramps. The increase in ATS segment margin in Q4 2020 compared to Q4 2019 was primarily due to improvements in our Capital Equipment and HealthTech businesses, driven by improved productivity, the beneficial impact of our cost actions and volume leverage, partly offset by the performance of our A&D business. We are pleased with the improvement in ATS segment margin, and are targeting ATS segment margin to be within our target range of 5% to 6% by the end of 2021.

Demand from our semiconductor Capital Equipment customers improved in Q4 2020 compared to Q4 2019, and we expect demand to remain strong in 2021. We also anticipate demand growth towards the end of 2021 in our display business.

Within A&D, demand in our defense business remained stable in Q4 2020, while we continued to experience demand reductions in our commercial aerospace business as a result of COVID-19. We expect weakness in the commercial aviation industry due to COVID-19 to persist throughout 2021. We will continue to take appropriate cost reduction and productivity actions to improve the overall performance of this business and adjust our cost base to better align with anticipated demand levels. We are encouraged by the bookings momentum in our A&D business, with over half of the incremental bookings in 2020 coming from new customers.

While demand in our Industrial business in Q4 2020 compared to Q4 2019 was adversely impacted by COVID-19, there has been a gradual recovery of demand across our customer base in this business since the second quarter of 2020. Although revenues declined compared to the prior year period, the contribution of this business to our profitability improved from Q4 2019 as a result of our cost reduction initiatives and the ramp of new programs.

Our HealthTech business continued to benefit from demand strength, reflected in new program ramps in Q4 2020, attributable in part to new program wins to support the fight against COVID-19. We anticipate continued strength in demand in this business in 2021.

CCS Segment:

CCS segment revenue decreased in Q4 2020 compared to Q4 2019, primarily as a result of our disengagement from programs with Cisco Systems, Inc. (Cisco Disengagement), which was completed at the end of 2020 as planned. This decline was offset in large part by strong demand from service providers in our Communications end market. Our CCS Joint Design & Manufacturing (JDM) business (which we have renamed "Hardware Platform Solutions" or "HPS," as described below) experienced strong demand, up 53% in Q4 2020 compared to Q4 2019 driven by Hyperscaler demand strength.

As anticipated, our HPS revenue for the full year of 2020 (FY 2020) was $862 million, an increase of 80% compared to the full year of 2019 (FY 2019), and accounted for 15% of FY 2020 revenue. Although we continue to anticipate that total CCS segment revenue will decline for the full year 2021 (FY 2021) compared to FY 2020, we expect continued strength in our HPS business in 2021. We anticipate that FY 2021 HPS revenue will increase compared to the prior year, and we are targeting high single digit percentage growth in HPS revenue for FY 2021 compared to FY 2020.

Our HPS offering has expanded from joint design and manufacturing services to a full suite of hardware platform solutions and aftermarket services. As a result, we believe that the term JDM no longer accurately captures the breadth of our advanced R&D investments in hardware and technology platforms, or the broad end-to-end services we provide throughout the product lifecycle, from design to aftermarket support. Therefore, and as described above, we now refer to JDM as Hardware Platform Solutions, or HPS.

CCS segment margin improved in Q4 2020 compared to Q4 2019, primarily due to the positive impact of our productivity actions and a more favorable mix. CCS segment margin is expected to be firmly within our 2% to 3% target range in 2021.

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COVID-19 Update

While we continue to make progress on our strategic initiatives, including portfolio reshaping, productivity and cost initiatives, COVID-19 continued to have an adverse impact on our business in Q4 2020. In addition to demand reductions in several of our end markets (noted in "Segment Updates" above), we were adversely impacted by COVID-19-related costs (collectively, COVID-19 Costs) incurred during Q4 2020. COVID-19 Costs consist of both direct and indirect costs, including manufacturing inefficiencies related to lost revenue due to our inability to secure materials, idled labor costs, and incremental costs for labor, expedite fees and freight premiums, cleaning supplies, personal protective equipment, and IT-related services to support our work-from-home arrangements. During Q4 2020, we qualified for and recognized COVID-19-related government subsidies, credits and grants and customer recoveries (collectively, COVID Recoveries), which helped mitigate the adverse impact of COVID-19 on our results. See footnote (1) to the table below for further detail.

For further information on the impact of COVID-19 on Q4 2020 and its anticipated impact on our business, see "Segment Updates" above. For further information on the potential impact of COVID-19 on our business, see our most recent Management’s Discussion and Analysis of Financial Condition and Results of Operations, filed at www.sedar.com and furnished on Form 6-K at www.sec.gov on October 28, 2020.

Restructuring Update

We recorded a total of approximately $26 million in restructuring charges during FY 2020, compared to our previous estimate of $30 million. We recorded approximately $7 million of restructuring charges in Q4 2020, consisting primarily of actions to adjust our cost base to address reduced levels of demand in certain of our businesses, including continued actions to right-size our commercial aerospace facilities, as well as restructuring actions in connection with the Cisco Disengagement.

Summary of Selected Q4 2020 Results

	Q4 2020 Actual	Q4 2020 Guidance (2)
IFRS revenue (in billions)	$1.4	$1.35 to $1.45
IFRS EPS (1)	$0.16	N/A
IFRS earnings before income taxes as a % of revenue	1.9%	N/A
Non-IFRS operating margin	3.6%	3.5% at the mid-point of our revenue and non-IFRS adjusted EPS guidance ranges
IFRS SG&A (in millions)	$59.4	N/A
Non-IFRS adjusted SG&A (in millions)	$56.5	$56 to $58
Non-IFRS adjusted EPS	$0.26	$0.22 to $0.28

(1) IFRS EPS of $0.16 for Q4 2020 included an aggregate charge of $0.13 (pre-tax) per share for employee stock-based compensation (SBC) expense, amortization of intangible assets (excluding computer software), restructuring charges, and de minimis Internal Relocation Costs (defined in Schedule 1 hereto). See the tables in Schedule 1 and note 10 to our December 31, 2020 unaudited interim condensed consolidated financial statements (Q4 2020 Interim Financial Statements) for per-item charges. This aggregate charge is towards the low end of our Q4 2020 guidance range of between $0.12 and $0.18 per share for these items, primarily due to lower than-expected restructuring charges.

IFRS EPS for Q4 2020 included a $0.05 per share negative impact attributable to restructuring charges and a $0.06 per share negative impact attributable to estimated $8 million in COVID-19 Costs, offset in large part by a $0.08 per share positive impact attributable to COVID Recoveries (approximately $8 million of government subsidies, grants and credits (COVID Subsidies) and $2 million of customer recoveries (Customer Recoveries) related to COVID-19) and a $0.02 per share positive impact from SBC expense reversals recorded in Q4 2020 to reflect a reduction in the estimated number of certain share-based awards expected to vest at the end of January 2021 (Stock-based Compensation Reversals). IFRS EPS for Q4 2020 also included a number of offsetting tax items including an $11.8 million withholding tax accrual associated with the anticipated repatriation of undistributed earnings from certain of our Chinese and Thai subsidiaries, which was substantially offset by an aggregate of $11.2 million in favorable return-to-provision adjustments, the recognition of previously unrecognized deferred tax assets, and a favorable foreign exchange impact arising primarily from the strengthening of the Chinese renminbi relative to the U.S. dollar (described in note 11 to the Q4 2020 Interim Financial Statements). See Schedule 1 for the exclusions used to determine non-IFRS adjusted EPS for Q4 2020.

IFRS loss per share of $0.05 for Q4 2019 included an aggregate $0.15 per share negative impact attributable to other charges, consisting primarily of restructuring charges ($0.09 per share negative impact), additional post-employment benefit plan obligations (Post-employment Benefit Plan Losses) arising from changes in labor protection laws in Thailand ($0.03 per share negative impact) and fees (Waiver Fees) incurred in connection with the waiver of certain technical covenant defaults related to our credit agreement ($0.02 per share negative impact). See Schedule 1 for the exclusions used to determine non-IFRS adjusted EPS for Q4 2019, and note 10 to our Q4 2020 Interim Financial Statements for quantification of the components of other charges for Q4 2019.

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(2) For Q4 2020, our revenue, non-IFRS adjusted EPS and non-IFRS adjusted SG&A were within our guidance ranges. Non-IFRS operating margin for Q4 2020 was above the mid-point of our revenue and non-IFRS adjusted EPS guidance ranges. Our non-IFRS adjusted effective tax rate for Q4 2020 was 19% (compared to our anticipated estimate of approximately 20%). For FY 2020, our non-IFRS adjusted effective tax rate was 22%, lower than the mid-twenty-percent range previously anticipated, mainly due to favorable jurisdictional profit mix and tax items described in footnote (1) above.

See “Non-IFRS Supplementary Information” below for information on our rationale for the use of non-IFRS measures, and Schedule 1 for, among other items, non-IFRS measures included in this press release, as well as their definitions, uses, and a reconciliation of historical non-IFRS measures to the most directly comparable IFRS measures.

Full Year Results

IFRS EPS of $0.47 for FY 2020 included a $0.20 per share negative impact attributable to restructuring charges and a $0.29 per share negative impact attributable to approximately $37 million in estimated COVID-19 Costs, offset in part by a $0.29 per share positive impact attributable to COVID Recoveries (approximately $34 million of COVID Subsidies and $3 million in Customer Recoveries), and a $0.07 per share positive impact to reflect aggregate Stock-based Compensation Reversals. See Schedule 1 for the exclusions used to determine non-IFRS adjusted EPS for FY 2020. IFRS EPS for FY 2020 also included $18.3 million of tax expenses relating to current and future withholding taxes associated with repatriations of undistributed earnings from certain of our Chinese and Thai subsidiaries that occurred in FY 2020 or are anticipated to occur in the foreseeable future, which was largely offset by an aggregate of $17.5 million in favorable tax impacts (described in note 11 to the Q4 2020 Interim Financial Statements).

IFRS EPS of $0.53 for FY 2019 included an aggregate $0.38 per share net benefit attributable to other charges (recoveries), resulting from a $0.75 per share gain on the sale of our Toronto real property in the first quarter of 2019, offset in part by restructuring charges ($0.29 per share negative impact) and Transition Costs ($0.05 per share negative impact), as well as the impact of the Post-employment Benefit Plan Losses and Waiver Fees described above ($0.03 and $0.02 per share negative impact, respectively). See Schedule 1 for the definition of Transition Costs and the exclusions used to determine non-IFRS adjusted EPS for FY 2019. See note 10 to our Q4 2020 Interim Financial Statements for quantification of the components of other charges (recoveries) for FY 2019.

First Quarter 2021 (Q1 2021) Guidance(1)

Q1 2021
IFRS revenue (in billions)	$1.175 to $1.275
Non-IFRS operating margin	3.4% at the mid-point of our revenue and non-IFRS adjusted EPS guidance ranges
Non-IFRS adjusted SG&A (in millions)	$51 to $53
Non-IFRS adjusted EPS	$0.18 to $0.24
(1) For Q1 2021, we expect a negative $0.12 to $0.18 per share (pre-tax) aggregate impact on net earnings on an IFRS basis for employee SBC expense, amortization of intangible assets (excluding computer software), and restructuring charges. Based on the projected geographical mix of our profits in Q1 2021, we currently expect our non-IFRS adjusted effective tax rate to be approximately 20% (this estimate does not account for foreign exchange impacts and any unanticipated tax settlements). We cannot predict changes in currency exchange rates, the impact of such changes on our operating results, or the degree to which we will be able to manage such impacts.

We do not provide reconciliations for forward-looking non-IFRS financial measures, as we are unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the timing or amount of various events that have not yet occurred, are out of our control and/or cannot be reasonably predicted, and that would impact the most directly comparable forward-looking IFRS financial measure. For these same reasons, we are unable to address the probable significance of the unavailable information. Forward-looking non-IFRS financial measures may vary materially from the corresponding IFRS financial measures.

Q4 2020 Webcast
Management will host its Q4 2020 results conference call on January 27, 2021 at 8:00 a.m. Eastern Standard Time (EST). The webcast can be accessed at www.celestica.com.

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Non-IFRS Supplementary Information
In addition to disclosing detailed operating results in accordance with IFRS, Celestica provides supplementary non-IFRS measures to consider in evaluating the company’s operating performance. Management uses adjusted net earnings and other non-IFRS measures to assess operating performance and the effective use and allocation of resources; to provide more meaningful period-to-period comparisons of operating results; to enhance investors’ understanding of the core operating results of Celestica’s business; and to set management incentive targets. We believe investors use both IFRS and non-IFRS measures to assess management's past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact our core operations. See Schedule 1 below.

About Celestica

Celestica enables the world's best brands. Through our recognized customer-centric approach, we partner with leading companies in Aerospace and Defense, Communications, Enterprise, HealthTech, Industrial, Capital Equipment, and Energy to deliver solutions for their most complex challenges. As a leader in design, manufacturing, hardware platform and supply chain solutions, Celestica brings global expertise and insight at every stage of product development - from the drawing board to full-scale production and after-market services. With talented teams across North America, Europe and Asia, we imagine, develop and deliver a better future with our customers.

For more information, visit www.celestica.com. Our securities filings can also be accessed at www.sedar.com and www.sec.gov.

Cautionary Note Regarding Forward-looking Statements

This press release contains forward-looking statements, including, without limitation, those related to the impact of the COVID-19 pandemic on our business; our priorities, goals and strategies; trends in the electronics manufacturing services (EMS) industry and our segments (including the components thereof), and their anticipated impact; the anticipated impact of specified adverse market conditions in each of our segments (and/or component businesses) and near term expectations (positive and negative); our anticipated financial and/or operational results, and our anticipated Q1 2021 non-IFRS adjusted effective tax rate; our intention to submit claims for COVID Subsidies; our credit risk; our liquidity; anticipated expenses, including restructuring charges; the potential impact of tax and litigation outcomes; mandatory prepayments under our credit facility; and our financial statement estimates and assumptions. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “continues,” “project,” “potential,” “possible,” “contemplate,” “seek,” or similar expressions, or may employ such future or conditional verbs as “may,” “might,” “will,” “could,” “should,” or “would,” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, where applicable, and applicable Canadian securities laws.

Forward-looking statements are provided to assist readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from those expressed or implied in such forward-looking statements, including, among others, risks related to: the scope, duration and impact of the COVID-19 pandemic, including its severe, prolonged and continuing adverse impact on the commercial aerospace industry due to quarantines, travel restrictions, business curtailments, resurgences and mutations of the virus and safety concerns; customer and segment concentration; challenges of replacing revenue from completed, lost or non-renewed programs or customer disengagements; our customers' ability to compete and succeed with our products and services; the cyclical nature of our capital equipment business, particularly our semiconductor and display businesses; competitive factors and adverse market conditions affecting the EMS industry in general and our segments in particular (including the risk that anticipated market improvements do not materialize); changes in our mix of customers and/or the types of products or services we provide, including negative impacts of higher concentrations of lower margin programs; delays in the delivery and availability of components, services and materials; managing changes in customer demand; the inability to maintain adequate utilization of our workforce; the expansion or consolidation of our operations; defects or deficiencies in our products, services or designs; integrating and achieving the anticipated benefits from acquisitions and "operate-in-place" arrangements; negative impacts on our business resulting from outstanding third-party indebtedness; rapidly evolving and changing technologies, and changes in our customers' business or outsourcing strategies; customer, competitor and/or supplier consolidation; compliance with customer-driven policies and standards, and third party certification requirements, including climate change and other social responsibility initiatives; challenges associated with new customers or programs, or the provision of new services; the impact of restructuring actions and/or productivity initiatives, including a failure to achieve anticipated benefits from actions associated with the review of our CCS segment portfolio (CCS Review), including the Cisco Disengagement; the incurrence of future restructuring charges,

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impairment charges, other write-downs of assets or operating losses; managing our business during uncertain market, political and economic conditions, including among others, geopolitical and other risks associated with our international operations, including military actions, protectionism and reactive countermeasures, economic or other sanctions or trade barriers; disruptions to our operations, or those of our customers, component suppliers and/or logistics partners, including as a result of events outside of our control, including, among others: Britain's departure from the European Union (Brexit), policies or legislation instituted by the former or new administration in the U.S., uncertainty surrounding the impact of the new administration in the U.S., the potential impact of significant tariffs on items imported into the U.S. and related countermeasures, and/or the impact of (in addition to COVID-19) other widespread illness or disease; changes to our operating model; changing commodity, materials and component costs as well as labor costs and conditions; execution or quality issues (including our ability to successfully resolve these challenges); non-performance by counterparties; maintaining sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities; negative impacts on our business resulting from any significant uses of cash, securities issuances, and/or additional increases in third-party indebtedness, including as a result of an inability to sell desired amounts under our uncommitted accounts receivable sales program; foreign currency volatility; our global operations and supply chain; recruiting or retaining skilled talent; our dependence on industries affected by rapid technological change; our ability to protect intellectual property and confidential information; increasing taxes, tax audits, and challenges of defending our tax positions; obtaining, renewing or meeting the conditions of tax incentives and credits; computer viruses, malware, hacking attempts or outages that may disrupt our operations; the inability to prevent or detect all errors or fraud; the variability of revenue and operating results; unanticipated disruptions to our cash flows; a failure to qualify for and/or collect anticipated COVID Subsidies; compliance with applicable laws, regulations, and government subsidies, grants or credits; the management of our IT systems; our pension and other benefit plan obligations; changes in accounting judgments, estimates and assumptions; our ability to maintain compliance with applicable credit facility covenants; interest rate fluctuations; deterioration in financial markets or the macro-economic environment; and current or future litigation, governmental actions, and/or changes in legislation or accounting standards. The foregoing and other material risks and uncertainties are discussed in our public filings at www.sedar.com and www.sec.gov, including in our most recent MD&A, our 2019 Annual Report on Form 20-F filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission, and as applicable, the Canadian Securities Administrators.

The forward-looking statements contained in this press release are based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include those related to the following: fluctuation of production schedules from our customers in terms of volume and mix of products or services; the scope and duration of the COVID-19 pandemic and its impact on our sites, customers and supply chain; our ability to qualify for specified COVID Subsidies; the timing and execution of, and investments associated with, ramping new business; the success of our customers’ products; our ability to retain programs and customers; the stability of general economic and market conditions, currency exchange rates, and interest rates; supplier performance, pricing and terms; compliance by third parties with their contractual obligations and the accuracy of their representations and warranties; the costs and availability of components, materials, services, equipment, labor, energy and transportation; that our customers will retain liability for recently-imposed tariffs and countermeasures; global tax legislation changes; our ability to keep pace with rapidly changing technological developments; the timing, execution and effect of restructuring actions; the successful resolution of quality issues that arise from time to time; our having sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities; the components of our leverage ratio (as defined in our credit facility); our ability to successfully diversify our customer base and develop new capabilities; the availability of cash resources for, and the permissibility under our credit facility of, repurchases of outstanding subordinate voting shares under our current NCIB, and compliance with applicable laws and regulations pertaining to NCIBs; the impact of actions associated with the CCS Review (including the Cisco Disengagement) on our business, and that we achieve the anticipated benefits therefrom; anticipated demand strength in certain of our businesses; and anticipated demand weakness in, and/or the impact of anticipated adverse market conditions on, certain of our businesses. Although management believes its assumptions to be reasonable under the current circumstances, they may prove to be inaccurate, which could cause actual results to differ materially (and adversely) from those that would have been achieved had such assumptions been accurate. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.
All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Contacts:
Celestica Communications                 Celestica Investor Relations
(416) 448-2200                        (416) 448-2211
media@celestica.com                     clsir@celestica.com

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Schedule 1
Supplementary Non-IFRS Measures

The non-IFRS measures included in this press release are: adjusted gross profit, adjusted gross margin (adjusted gross profit as a percentage of revenue), adjusted selling, general and administrative expenses (SG&A), adjusted SG&A as a percentage of revenue, operating earnings (adjusted EBIAT), operating margin (adjusted EBIAT or operating earnings as a percentage of revenue), adjusted net earnings, adjusted EPS, adjusted return on invested capital (adjusted ROIC), free cash flow, adjusted tax expense and adjusted effective tax rate. Adjusted EBIAT, adjusted ROIC, free cash flow, adjusted tax expense and adjusted effective tax rate are further described in the tables below. In calculating our non-IFRS financial measures, management excludes the following items, where applicable: employee stock-based compensation (SBC) expense, amortization of intangible assets (excluding computer software), Other Charges, net of recoveries (defined below), and acquisition inventory fair value adjustments, all net of the associated tax adjustments (which are set forth in the table below), and non-core tax impacts (tax adjustments related to acquisitions, and certain other tax costs or recoveries related to restructuring actions or restructured sites).
We believe the non-IFRS measures we present herein are useful to investors, as they enable investors to evaluate and compare our results from operations in a more consistent manner (by excluding specific items that we do not consider to be reflective of our ongoing operating results), to evaluate cash resources that we generate each period, and to provide an analysis of operating results using the same measures our chief operating decision makers use to measure performance. In addition, management believes that the use of a non-IFRS adjusted tax expense and a non-IFRS adjusted effective tax rate provides improved insight into the tax effects of our ongoing business operations, and is useful to management and investors for historical comparisons and forecasting. These non-IFRS financial measures result largely from management’s determination that the facts and circumstances surrounding the excluded charges or recoveries are not indicative of the ordinary course of the ongoing operation of our business.

Non-IFRS measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other public companies that use IFRS, or who report under U.S. GAAP and use non-U.S. GAAP measures to describe similar operating metrics. Non-IFRS measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any standardized measure under IFRS.
The most significant limitation to management’s use of non-IFRS financial measures is that the charges or credits excluded from the non-IFRS measures are nonetheless charges or credits that are recognized under IFRS and that have an economic impact on the company. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of the company’s performance, and reconciling non-IFRS financial measures back to the most directly comparable IFRS financial measures.
The economic substance of the exclusions described above (where applicable to the periods presented) and management’s rationale for excluding them from non-IFRS financial measures is provided below:
Employee SBC expense, which represents the estimated fair value of stock options, restricted share units and performance share units granted to employees, is excluded because grant activities vary significantly from quarter-to-quarter in both quantity and fair value. In addition, excluding this expense allows us to better compare core operating results with those of our competitors who also generally exclude employee SBC expense in assessing operating performance, who may have different granting patterns and types of equity awards, and who may use different valuation assumptions than we do.
Amortization charges (excluding computer software) consist of non-cash charges against intangible assets that are impacted by the timing and magnitude of acquired businesses. Amortization of intangible assets varies among our competitors, and we believe that excluding these charges permits a better comparison of core operating results with those of our competitors who also generally exclude amortization charges in assessing operating performance.
Other Charges, net of recoveries, consist of: Restructuring Charges, net of recoveries (defined below); Transition Costs (Recoveries) (defined below); net Impairment charges (defined below); acquisition-related consulting, transaction and integration costs, and when applicable, charges related to the subsequent re-measurement of indemnification assets in connection with our acquisition of Impakt Holdings, LLC (collectively,

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Acquisition Costs); legal settlements (recoveries); credit facility-related waiver fees (Waiver Fees) in Q4 2019; and post-employment benefit plan losses (Q4 2019). We exclude these charges, net of recoveries, because we believe that they are not directly related to ongoing operating results and do not reflect expected future operating expenses after completion of these activities or incurrence of the relevant costs. Our competitors may record similar charges at different times, and we believe these exclusions permit a better comparison of our core operating results with those of our competitors who also generally exclude these types of charges, net of recoveries, in assessing operating performance.

Restructuring Charges, net of recoveries, consist of costs relating to: employee severance, lease terminations, site closings and consolidations; write-downs of owned property and equipment which are no longer used and are available for sale; and reductions in infrastructure.
Transition Costs consist of: (i) costs recorded in connection with the relocation of our Toronto manufacturing operations, and the move of our corporate headquarters into and out of a temporary location during, and upon completion, of the construction of space in a new office building at our former location (all in connection with the sale of our Toronto real property) (collectively, Toronto Transition Costs) and (ii) costs recorded in connection with the transfer of manufacturing lines from closed sites to other sites within our global network (Internal Relocation Costs). We incurred Internal Relocation Costs with respect to the transfer of several capital equipment manufacturing lines from closed sites in 2019. We have determined, however, that Internal Relocation Costs should not be limited to the transfer of capital equipment manufacturing lines from closed sites, as the transfer of any manufacturing lines from closed sites would not be representative of our ongoing operations, and such transfers are expected to be implemented in future periods. Transition Costs consist of direct relocation and duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition periods, as well as cease-use costs incurred in connection with idle or vacated portions of the relevant premises that we would not have incurred but for these relocations and transfers. Transition Recoveries consist of the gain we recorded in March 2019 on the sale of our Toronto real property. We believe that excluding these costs and recoveries permits a better comparison of our core operating results from period-to-period, as these costs will not reflect our ongoing operations once these relocations and manufacturing line transfers are complete, and the recovery pertains only to the first quarter of 2019.
Impairment charges, which consist of non-cash charges against goodwill, intangible assets, property, plant and equipment, and right-of-use (ROU) assets, result primarily when the carrying value of these assets exceeds their recoverable amount.
Acquisition inventory fair value adjustments relate to the write-up of the inventory acquired in connection with our acquisitions, representing the difference between the cost and fair value of such inventory. We exclude the impact of the recognition of these adjustments, when incurred, because we believe such exclusion permits a better comparison of our core operating results from period-to-period, as their impact is not indicative of our ongoing operating performance.
Non-core tax impacts are excluded, as we believe that these costs or recoveries do not reflect core operating performance and vary significantly among those of our competitors who also generally exclude these costs or recoveries in assessing operating performance.
The following table sets forth, for the periods indicated, the various non-IFRS measures discussed above, and a reconciliation of non-IFRS measures to the most directly comparable IFRS measures (in millions, except percentages and per share amounts):

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	Three months ended December 31				Year ended December 31
	2019		2020		2019		2020
		% of revenue		% of revenue		% of revenue		% of revenue
IFRS revenue	$1,491.7		$1,386.6		$5,888.3		$5,748.1

IFRS gross profit	$101.8	6.8%	$113.8	8.2%	$384.7	6.5%	$437.6	7.6%
Employee SBC expense	2.7		2.2		14.6		11.1
Non-IFRS adjusted gross profit	$104.5	7.0%	$116.0	8.4%	$399.3	6.8%	$448.7	7.8%

IFRS SG&A	$57.1	3.8%	$59.4	4.3%	$227.3	3.9%	$230.7	4.0%
Employee SBC expense	(4.7)		(2.9)		(19.5)		(14.7)
Non-IFRS adjusted SG&A	$52.4	3.5%	$56.5	4.1%	$207.8	3.5%	$216.0	3.8%

IFRS earnings (loss) before income taxes	$(0.4)	—%	$26.4	1.9%	$99.8	1.7%	$90.2	1.6%
Finance costs	11.3		9.1		49.5		37.7
Employee SBC expense	7.4		5.1		34.1		25.8
Amortization of intangible assets (excluding computer software)	5.8		4.9		24.6		21.8
Other Charges (recoveries)	19.6		4.5		(49.9)		23.5
Non-IFRS operating earnings (adjusted EBIAT) (1)	$43.7	2.9%	$50.0	3.6%	$158.1	2.7%	$199.0	3.5%

IFRS net earnings (loss)	$(7.0)	(0.5)%	$20.1	1.4%	$70.3	1.2%	$60.6	1.1%
Employee SBC expense	7.4		5.1		34.1		25.8
Amortization of intangible assets (excluding computer software)	5.8		4.9		24.6		21.8
Other Charges (recoveries)	19.6		4.5		(49.9)		23.5
Adjustments for taxes (2)	(2.1)		(1.3)		(7.6)		(5.1)
Non-IFRS adjusted net earnings	$23.7		$33.3		$71.5		$126.6

Diluted EPS
Weighted average # of shares (in millions) *	128.5		129.1		131.8		129.1
IFRS earnings (loss) per share *	$(0.05)		$0.16		$0.53		$0.47
Non-IFRS adjusted earnings per share	$0.18		$0.26		$0.54		$0.98
# of shares outstanding at period end (in millions)	128.8		129.1		128.8		129.1

IFRS cash provided by operations	$76.5		$49.7		$345.0		$239.6
Purchase of property, plant and equipment, net of sales proceeds	(14.2)		(18.8)		36.0		(51.0)
Lease payments (3)	(8.8)		(5.8)		(38.2)		(33.7)
Finance costs paid (excluding debt issuance costs and Waiver Fees paid) (3)	(9.7)		(6.6)		(41.6)		(28.9)
Non-IFRS free cash flow (3)	$43.8		$18.5		$301.2		$126.0

IFRS ROIC % (4)	(0.1)%		6.6%		5.8%		5.6%
Non-IFRS adjusted ROIC % (4)	10.6%		12.4%		9.2%		12.4%
*    IFRS earnings (loss) per diluted share is calculated by dividing IFRS net earnings (loss) by the number of diluted weighted average shares outstanding (DWAS). In order to calculate IFRS loss per diluted share for Q4 2019, we used a DWAS of 128.5 million as at December 31, 2019. Because we reported a net loss on an IFRS basis in Q4 2019, the DWAS for such period-end excluded 0.9 million subordinate voting shares underlying in-the-money stock-based awards, as including these shares would be anti-dilutive. However, we included these shares in the DWAS used to calculate non-IFRS adjusted earnings (per diluted share) for Q4 2019, because such shares were dilutive in relation to this non-IFRS measure.

(1)    Management uses non-IFRS operating earnings (adjusted EBIAT) as a measure to assess performance related to our core operations. Non-IFRS adjusted EBIAT is defined as earnings (loss) before income taxes, finance costs (defined below), employee SBC expense, amortization of intangible assets (excluding computer software), and Other Charges (recoveries) (defined above). Finance costs consist of interest expense and fees related to our

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credit facility (including debt issuance and related amortization costs), our interest rate swap agreements, our accounts receivable sales program and customers' supplier financing programs, and interest expense on our lease obligations, net of interest income earned. See note 10 to our Q4 2020 Interim Financial Statements for separate quantification and discussion of the components of Other Charges (recoveries).

(2)    The adjustments for taxes, as applicable, represent the tax effects of our non-IFRS adjustments and non-core tax impacts (see below).

The following table sets forth a reconciliation of our IFRS tax expense and IFRS effective tax rate to our non-IFRS adjusted tax expense and our non-IFRS adjusted effective tax rate for the periods indicated, in each case determined by excluding the tax benefits or costs associated with the listed items (in millions, except percentages) from our IFRS tax expense for such periods:

	Three months ended				Year ended
	December 31				December 31
	2019	Effective tax rate	2020	Effective tax rate	2019	Effective tax rate	2020	Effective tax rate

IFRS tax expense and IFRS effective tax rate	$6.6	(1,650)%	$6.3	24%	$29.5	30%	$29.6	33%

Tax costs (benefits) of the following items excluded from IFRS tax expense:
Employee SBC expense	0.4		0.5		1.0		1.7
Other Charges	1.8		0.2		3.2		2.4
Non-core tax impacts related to tax uncertainties*	—		(1.1)		3.9		(0.7)
Non-core tax impact related to prior acquisition**	—		1.7		(1.5)		1.7
Non-core tax impact related to restructured sites***	(0.1)		—		1.0		—

Non-IFRS adjusted tax expense and non-IFRS adjusted effective tax rate	$8.7	27%	$7.6	19%	$37.1	34%	$34.7	22%
* Consists of the reversal of certain tax uncertainties related to a prior acquisition that became statute-barred in such periods.
** Consists of deferred tax adjustments attributable to our acquisition of Impakt Holdings, LLC.
*** Consists primarily of tax adjustments related to the liquidation and resolution of certain tax uncertainties of restructured sites in 2019.

(3)    Management uses non-IFRS free cash flow as a measure, in addition to IFRS cash provided by (used in) operations, to assess our operational cash flow performance. We believe non-IFRS free cash flow provides another level of transparency to our liquidity. Non-IFRS free cash flow is defined as cash provided by (used in) operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property, including our Toronto real property), lease payments (including under IFRS 16), and finance costs paid (excluding any debt issuance costs and when applicable, Waiver Fees). We do not consider debt issuance costs (nil and $0.6 million paid in Q4 2020 and FY 2020, respectively; $0.5 million and $2.9 million paid in Q4 2019 and FY 2019, respectively) or Waiver Fees ($2.0 million paid in Q4 2019) to be part of our core operating expenses. As a result, these costs are excluded from total finance costs paid in our determination of non-IFRS free cash flow. Note, however, that non-IFRS free cash flow does not represent residual cash flow available to Celestica for discretionary expenditures.

(4)    Management uses non-IFRS adjusted ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers, by quantifying how well we generate earnings relative to the capital we have invested in our business. Non-IFRS adjusted ROIC is calculated by dividing non-IFRS adjusted EBIAT by average net invested capital. Net invested capital (calculated in the table below) is defined as total assets less: cash, ROU assets, accounts payable, accrued and other current liabilities and provisions, and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter and a five-point average to calculate average net invested capital for the year. A comparable measure under IFRS would be determined by dividing IFRS earnings (loss) before income taxes by average net invested capital (which we have set forth in the charts above and below), however, this measure (which we have called IFRS ROIC), is not a measure defined under IFRS.

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The following table sets forth, for the periods indicated, our calculation of IFRS ROIC % and non-IFRS adjusted ROIC % (in millions, except IFRS ROIC % and non-IFRS adjusted ROIC %).

		Three months ended		Year ended
		December 31		December 31
		2019	2020	2019	2020

IFRS earnings (loss) before income taxes		$(0.4)	$26.4	$99.8	$90.2
Multiplier to annualize earnings		4	4	1	1
Annualized IFRS earnings (loss) before income taxes		$(1.6)	$105.6	$99.8	$90.2

Average net invested capital for the period		$1,647.0	$1,610.0	$1,719.7	$1,600.1

IFRS ROIC % (1)		(0.1)%	6.6%	5.8%	5.6%

		Three months ended		Year ended
		December 31		December 31
		2019	2020	2019	2020

Non-IFRS operating earnings (adjusted EBIAT)		$43.7	$50.0	$158.1	$199.0
Multiplier to annualize earnings		4	4	1	1
Annualized non-IFRS adjusted EBIAT		$174.8	$200.0	$158.1	$199.0

Average net invested capital for the period		$1,647.0	$1,610.0	$1,719.7	$1,600.1

Non-IFRS adjusted ROIC % (1)		10.6%	12.4%	9.2%	12.4%

	December 31 2019	March 31 2020	June 30 2020	September 30 2020	December 31 2020

Net invested capital consists of:
Total assets	$3,560.7	$3,537.8	$3,788.1	$3,789.3	$3,664.1
Less: cash	479.5	472.1	435.9	451.4	463.8
Less: ROU assets	104.1	96.9	94.4	101.2	101.0
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,341.7	1,397.5	1,684.1	1,637.6	1,478.4
Net invested capital at period end (1)	$1,635.4	$1,571.3	$1,573.7	$1,599.1	$1,620.9

	December 31 2018	March 31 2019	June 30 2019	September 30 2019	December 31 2019

Net invested capital consists of:
Total assets	$3,737.7	$3,688.1	$3,633.7	$3,557.6	$3,560.7
Less: cash	422.0	457.8	436.5	448.9	479.5
Less: ROU assets	—	115.8	116.2	107.8	104.1
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,512.6	1,344.8	1,349.2	1,342.3	1,341.7
Net invested capital at period end (1)	$1,803.1	$1,769.7	$1,731.8	$1,658.6	$1,635.4
(1)    See footnote 4 of the previous table.

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CELESTICA INC.
CONDENSED CONSOLIDATED BALANCE SHEET
(in millions of U.S. dollars)
(unaudited)

	Note	December 31 2019	December 31 2020

Assets
Current assets:
Cash and cash equivalents		$479.5	$463.8
Accounts receivable	5	1,052.7	1,093.4
Inventories	6	992.2	1,091.5
Income taxes receivable		7.7	6.8
Assets classified as held for sale		0.7	—
Other current assets		59.2	81.7
Total current assets		2,592.0	2,737.2

Property, plant and equipment		355.0	332.5
Right-of-use assets		104.1	101.0
Goodwill		198.3	198.6
Intangible assets		251.3	229.4
Deferred income taxes		33.6	39.9
Other non-current assets		26.4	25.5
Total assets		$3,560.7	$3,664.1

Liabilities and Equity
Current liabilities:
Current portion of borrowings under credit facility and lease obligations	8	$139.6	$99.8
Accounts payable		898.0	854.5
Accrued and other current liabilities	6	370.9	553.1
Income taxes payable		46.7	51.8
Current portion of provisions		26.1	19.0
Total current liabilities		1,481.3	1,578.2

Long-term portion of borrowings under credit facility and lease obligations	8	559.1	486.1
Pension and non-pension post-employment benefit obligations		107.1	117.3
Provisions and other non-current liabilities		28.6	41.2
Deferred income taxes		28.4	32.3
Total liabilities		2,204.5	2,255.1

Equity:
Capital stock	9	1,832.1	1,834.2
Treasury stock	9	(14.8)	(15.7)
Contributed surplus		982.6	974.5
Deficit		(1,420.1)	(1,368.8)
Accumulated other comprehensive loss		(23.6)	(15.2)
Total equity		1,356.2	1,409.0
Total liabilities and equity		$3,560.7	$3,664.1

Commitments and Contingencies (note 14).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(in millions of U.S. dollars, except per share amounts)
(unaudited)

		Three months ended		Year ended
		December 31		December 31
	Note	2019	2020	2019	2020

Revenue	3	$1,491.7	$1,386.6	$5,888.3	$5,748.1
Cost of sales	6	1,389.9	1,272.8	5,503.6	5,310.5
Gross profit		101.8	113.8	384.7	437.6
Selling, general and administrative expenses (SG&A)		57.1	59.4	227.3	230.7
Research and development		7.3	8.4	28.4	29.9
Amortization of intangible assets		6.9	6.0	29.6	25.6
Other charges (recoveries)	10	19.6	4.5	(49.9)	23.5
Earnings from operations		10.9	35.5	149.3	127.9
Finance costs		11.3	9.1	49.5	37.7
Earnings (loss) before income taxes		(0.4)	26.4	99.8	90.2
Income tax expense (recovery)	11
Current		1.6	3.7	22.8	32.9
Deferred		5.0	2.6	6.7	(3.3)
		6.6	6.3	29.5	29.6
Net earnings (loss) for the period		$(7.0)	$20.1	$70.3	$60.6

Basic earnings (loss) per share		$(0.05)	$0.16	$0.54	$0.47
Diluted earnings (loss) per share		$(0.05)	$0.16	$0.53	$0.47

Shares used in computing per share amounts (in millions):
Basic		128.5	129.1	131.0	129.1
Diluted		128.5	129.1	131.8	129.1

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)
(in millions of U.S. dollars)
(unaudited)

		Three months ended		Year ended
		December 31		December 31
	Note	2019	2020	2019	2020

Net earnings (loss) for the period		$(7.0)	$20.1	$70.3	$60.6
Other comprehensive income (loss), net of tax:
Items that will not be reclassified to net earnings (loss):
Losses on pension and non-pension post-employment benefit plans	7	(8.7)	(9.1)	(8.7)	(9.3)
Items that may be reclassified to net earnings (loss):
Currency translation differences for foreign operations		0.7	3.1	(0.2)	4.3
Changes from currency forward derivatives designated as hedges		5.0	7.7	10.8	8.5
Changes from interest rate swap derivatives designated as hedges		2.4	2.3	(7.7)	(4.4)
Total comprehensive income (loss) for the period		$(7.6)	$24.1	$64.5	$59.7

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in millions of U.S. dollars)
(unaudited)

	Note	Capital stock (note 9)	Treasury stock (note 9)	Contributed surplus	Deficit	Accumulated other comprehensive loss (a)	Total equity
Balance -- January 1, 2019		$1,954.1	$(20.2)	$906.6	$(1,481.7)	$(26.5)	$1,332.3
Capital transactions	9
Issuance of capital stock		10.4	—	(10.4)	—	—	—
Repurchase of capital stock for cancellation		(132.4)	—	65.1	—	—	(67.3)
Purchase of treasury stock for stock-based plans		—	(9.2)	—	—	—	(9.2)
Stock-based compensation (SBC) and other		—	14.6	21.3	—	—	35.9
Total comprehensive income (loss):
Net earnings for the period		—	—	—	70.3	—	70.3
Other comprehensive income (loss), net of tax:
Losses on pension and non-pension post-employment benefit plans	7	—	—	—	(8.7)	—	(8.7)
Currency translation differences for foreign operations		—	—	—	—	(0.2)	(0.2)
Changes from currency forward derivatives designated as hedges		—	—	—	—	10.8	10.8
Changes from interest rate swap derivatives designated as hedges		—	—	—	—	(7.7)	(7.7)
Balance -- December 31, 2019		$1,832.1	$(14.8)	$982.6	$(1,420.1)	$(23.6)	$1,356.2

Capital transactions	9
Issuance of capital stock		2.2	—	(2.2)	—	—	—
Repurchase of capital stock for cancellation(b)		(0.1)	—	(15.0)	—	—	(15.1)
Purchase of treasury stock for SBC plans		—	(19.1)	—	—	—	(19.1)
SBC and other		—	18.2	9.1	—	—	27.3
Total comprehensive income (loss):
Net earnings for the period		—	—	—	60.6	—	60.6
Other comprehensive income (loss), net of tax:
Losses on pension and non-pension post-employment benefit plans	7	—	—	—	(9.3)	—	(9.3)
Currency translation differences for foreign operations		—	—	—	—	4.3	4.3
Changes from currency forward derivatives designated as hedges		—	—	—	—	8.5	8.5
Changes from interest rate swap derivatives designated as hedges		—	—	—	—	(4.4)	(4.4)
Balance -- December 31, 2020		$1,834.2	$(15.7)	$974.5	$(1,368.8)	$(15.2)	$1,409.0

(a)  Accumulated other comprehensive loss is net of tax.
(b) Includes an aggregate of $15.0 for anticipated share repurchases for cancellation under an automatic share purchase plan executed in December 2020 (described in note 9).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions of U.S. dollars)
(unaudited)

		Three months ended		Year ended
		December 31		December 31
	Note	2019	2020	2019	2020

Cash provided by (used in):
Operating activities:
Net earnings (loss) for the period		$(7.0)	$20.1	$70.3	$60.6
Adjustments to net earnings (loss) for items not affecting cash:
Depreciation and amortization		33.4	30.8	135.4	124.7
Equity-settled SBC expense	9	7.4	5.1	34.1	25.8
Other charges (recoveries) (a)	10	8.5	0.1	(86.1)	2.5
Finance costs		11.3	9.1	49.5	37.7
Income tax expense		6.6	6.3	29.5	29.6
Other		8.0	0.5	24.2	10.0
Changes in non-cash working capital items:
Accounts receivable		(38.2)	31.6	153.7	(40.7)
Inventories		41.4	113.7	97.7	(99.3)
Other current assets		3.5	6.6	16.5	(0.5)
Accounts payable, accrued and other current liabilities and provisions		8.4	(170.7)	(158.8)	117.0
Non-cash working capital changes		15.1	(18.8)	109.1	(23.5)
Net income tax paid		(6.8)	(3.5)	(21.0)	(27.8)
Net cash provided by operating activities		76.5	49.7	345.0	239.6

Investing activities:
Acquisitions, net of cash acquired	4	—	—	2.7	—
Purchase of computer software and property, plant and equipment		(16.0)	(19.2)	(80.5)	(52.8)
Proceeds related to the sale of assets	10	1.8	0.4	116.5	1.8
Net cash provided by (used in) investing activities		(14.2)	(18.8)	38.7	(51.0)

Financing activities:
Borrowings under credit facility	8	—	—	48.0	—
Repayments under credit facility	8	(1.5)	—	(213.0)	(121.9)
Payment of lease obligations		(8.8)	(5.8)	(38.2)	(33.7)
Repurchase of capital stock for cancellation	9	—	(0.1)	(67.3)	(0.1)
Purchase of treasury stock for stock-based plans	9	(9.2)	(6.0)	(9.2)	(19.1)
Finance costs and waiver fees paid (b)	8	(12.2)	(6.6)	(46.5)	(29.5)
Net cash used in financing activities		(31.7)	(18.5)	(326.2)	(204.3)

Net increase (decrease) in cash and cash equivalents		30.6	12.4	57.5	(15.7)
Cash and cash equivalents, beginning of period		448.9	451.4	422.0	479.5
Cash and cash equivalents, end of period		$479.5	$463.8	$479.5	$463.8
(a) Other charges (recoveries) for the year ended December 31, 2019 include a $102.0 gain on the sale of our Toronto real property.
(b) Finance costs paid include debt issuance costs paid of nil and $0.6 in the quarter and year ended December 31, 2020, respectively (quarter and year ended December 31, 2019 — $0.5 and $2.9, respectively). Fees of $2.0 were paid in the fourth quarter of 2019 in connection with obtaining the Q4 2019 Waivers (defined in note 10(d)).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

1.             REPORTING ENTITY

Celestica Inc. (Celestica) is incorporated in Ontario with its corporate headquarters located in Toronto, Ontario, Canada. Celestica’s subordinate voting shares (SVS) are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

2.             BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim condensed consolidated financial statements for the period ended December 31, 2020 (Q4 2020 Interim Financial Statements) have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and the accounting policies we have adopted in accordance with International Financial Reporting Standards (IFRS). The Q4 2020 Interim Financial Statements should be read in conjunction with our 2019 annual audited consolidated financial statements (2019 AFS), and reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at December 31, 2020 and our financial performance, comprehensive income and cash flows for the three months and year ended December 31, 2020 (referred to as Q4 2020 and FY 2020, respectively). The Q4 2020 Interim Financial Statements are presented in United States (U.S.) dollars, which is also our functional currency. Unless otherwise noted, all financial information is presented in millions of U.S. dollars (except percentages and per share amounts).

The Q4 2020 Interim Financial Statements were authorized for issuance by our board of directors on January 26, 2021.

Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, and related disclosures with respect to contingent assets and liabilities. We base our judgments, estimates and assumptions on current facts, historical experience and various other factors that we believe are reasonable under the circumstances. The economic environment could also impact certain estimates and discount rates necessary to prepare our consolidated financial statements, including significant estimates and discount rates applicable to the determination of the recoverable amounts used in the impairment testing of our non-financial assets (see below). Our assessment of these factors forms the basis for our judgments on the carrying values of assets and liabilities, and the accrual of our costs and expenses. Actual results could differ materially from our estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may also impact future periods.
As a result of the continued and uncertain economic and business impact of coronavirus disease 2019 and related mutations (COVID-19), we reviewed the estimates, judgments and assumptions used in the preparation of our financial statements for Q4 2020 and FY 2020, including with respect to: the determination of whether indicators of impairment existed for our assets and cash generating units (CGUs), the discount rates applied to our net pension and non-pension post-employment benefit assets and liabilities, and our eligibility for COVID-19-related government subsidies, grants and/or credits (see note 13) recognized during such periods. We also assessed the impact of COVID-19 on the estimates, judgments and assumptions used in connection with our measurement of deferred tax assets, the credit risk of our customers and the valuation of our inventory. We determined that no significant revisions to such estimates, judgments or assumptions were required for either Q4 2020 or FY 2020 as a result of COVID-19. However, revisions may be required in future periods to the extent that negative impacts on our business arising from COVID-19 continue or worsen. Any such revision (due to COVID-19 or otherwise) may result in, among other things, write-downs or impairments to our assets or CGUs, and/or adjustments to the carrying amount of our accounts receivable and/or inventories, or to the valuation of our deferred tax assets and/or pension assets or obligations, any of which could have a material impact on our results of operations and financial condition. While we continue to believe the COVID-19 pandemic to be temporary, the situation is dynamic and the impact of COVID-19 on our results of operations and financial

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
condition, including its impact on overall customer demand, cannot be reasonably estimated at this time. Although we expect COVID-19-related disruptions to continue in the near term, we believe that our long-term estimates and assumptions are appropriate.

Additional significant accounting policies since 2019 AFS:

Accounting for Government Subsidies:

We receive governmental subsidies, grants and credits (collectively, Subsidies), from time to time related to operating expenditures or equipment purchases. We recognize such Subsidies when there is reasonable assurance that we qualify for, and have complied with the conditions of, the Subsidy, and that the Subsidy will be received. If we receive a Subsidy but cannot reasonably assure that we have complied with its conditions, we will defer recognition of the Subsidy and record a liability on our consolidated balance sheet until the conditions are fulfilled. For Subsidies that relate to operating expenditures, we recognize the Subsidy as a reduction to the expenditure that the Subsidy was intended to offset, in the period the cost is incurred or when the conditions are fulfilled if they were not met when the costs were incurred. For Subsidies that relate to the purchase of equipment, we reduce the cost of the asset in the period the cost is incurred or when the conditions are fulfilled if they were not met when the costs were incurred, and we calculate amortization on the net amount. See note 13.

3.             SEGMENT AND CUSTOMER REPORTING

Segments:

Celestica delivers innovative supply chain solutions globally to customers in two operating and reportable segments: Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS). Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue). See note 25 to our 2019 AFS for a description of the businesses that comprise our segments, and how segment revenue, segment income and segment margin are determined.

Information regarding the results of each reportable segment is set forth below:

Revenue by segment:	Three months ended December 31				Year ended December 31
	2019		2020		2019		2020
		% of total		% of total		% of total		% of total
ATS	$585.7	39%	$513.2	37%	$2,285.6	39%	$2,086.3	36%
CCS	906.0	61%	873.4	63%	3,602.7	61%	3,661.8	64%
Communications end market revenue as a % of total revenue		39%		43%		40%		42%
Enterprise end market revenue as a % of total revenue		22%		20%		21%		22%
Total	$1,491.7		$1,386.6		$5,888.3		$5,748.1

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Segment income, segment margin, and reconciliation of segment income to IFRS earnings (loss) before income taxes:		Three months ended December 31				Year ended December 31
	Note	2019		2020		2019		2020
			Segment Margin		Segment Margin		Segment Margin		Segment Margin
ATS segment income and margin		$17.8	3.0%	$20.0	3.9%	$64.2	2.8%	$69.7	3.3%
CCS segment income and margin		25.9	2.9%	30.0	3.4%	93.9	2.6%	129.3	3.5%
Total segment income		43.7		50.0		158.1		199.0
Reconciling items:
Finance costs		11.3		9.1		49.5		37.7
Employee stock-based compensation (SBC) expense		7.4		5.1		34.1		25.8
Amortization of intangible assets (excluding computer software)		5.8		4.9		24.6		21.8
Other Charges (recoveries)	10	19.6		4.5		(49.9)		23.5
IFRS earnings (loss) before income taxes		$(0.4)		$26.4		$99.8		$90.2

Customers:

For Q4 2020, we had two customers (both from our CCS segment), that individually represented 10% or more of total revenue (FY 2020 — no customers individually represented 10% or more of total revenue). For the fourth quarter of 2019 (Q4 2019), we had two customers (both from our CCS segment), that individually represented 10% or more of total revenue. For the year ended December 31, 2019 (FY 2019), we had one customer (from our CCS segment), that individually represented 10% or more of total revenue.

In October 2019, we came to a mutual agreement with Cisco Systems, Inc. (Cisco), our then-largest customer, to a phased exit of programs (Cisco Disengagement). In Q4 2020 and FY 2020, revenue from Cisco represented 3% and 9% of our total revenue, respectively (Q4 2019 — 12%; FY 2019 — 12%). The Cisco Disengagement (including associated restructuring actions) was completed in Q4 2020.

Seasonality:

From time to time, we experience some level of seasonality in our quarterly revenue patterns across certain of our businesses. We also typically experience our lowest overall revenue levels during the first quarter of each year (there can be no assurance that this pattern will continue). The addition of new customers has also introduced different demand cycles from our existing customers, creating more volatility and unpredictability in our revenue patterns. These and other factors make it difficult to isolate the impact of seasonality on our business.

4.    ACQUISITIONS

In 2018, we completed the acquisitions of Atrenne Integrated Solutions, Inc. (Atrenne) and Impakt Holdings, LLC (Impakt). The original purchase price of each acquisition was reduced in connection with a working capital adjustment during 2019 ($1.4 for Atrenne in the first quarter of 2019 (Q1 2019) for a final purchase price of $140.3, net of cash acquired; and $1.3 for Impakt in the third quarter of 2019 (Q3 2019) for a final purchase price of $324.1, net of cash acquired).

We incur consulting, transaction and integration costs relating to potential and completed acquisitions. We also incurred charges in 2019 related to the subsequent re-measurement of indemnification assets recorded in connection with our Impakt acquisition. Collectively, these costs and charges are referred to as Acquisition Costs, and are recorded in other charges in our consolidated statement of operations. We recorded $0.2 of Acquisition Costs in Q4 2020 and FY 2020 related to potential

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
acquisitions. In Q4 2019 and FY 2019, we recorded Acquisition Costs of $0.4 and $1.7, respectively, related to potential acquisitions, and nil and $2.2, respectively, for such re-measurement charges.

5.             ACCOUNTS RECEIVABLE

Accounts receivable (A/R) sales program and supplier financing programs (SFPs):
To replace an A/R sales program that expired in January 2020, we entered into an agreement, effective March 6, 2020, with a third-party bank to sell up to $300.0 in A/R on an uncommitted basis, subject to pre-determined limits by customer. This agreement provides for a one-year term, with automatic annual one-year extensions, and may be terminated at any time by the bank or by us upon 3 months’ prior notice, or by the bank upon specified defaults. Under our A/R sales program, we continue to collect cash from our customers and remit the cash to the bank once it is collected. In addition, we participate in two SFPs (one with a CCS segment customer and one with an ATS segment customer), pursuant to which we sell A/R from the relevant customer to third-party banks on an uncommitted basis. At December 31, 2020, we sold $119.7 of A/R under our current A/R sales program (December 31, 2019 — $90.6 under our prior A/R sales program) and $65.3 of A/R (December 31, 2019 — $50.4) under the SFPs.

The A/R sold under these programs are de-recognized from our A/R balance, and the proceeds are reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the A/R to the banks. We remit amounts collected to the banks each week. A/R is sold net of discount charges paid to the banks at the time of sale, which charges are recorded as finance costs in our consolidated statement of operations.

Contract assets:

At December 31, 2020, our A/R balance included $231.8 of contract assets (December 31, 2019 — $226.7) recognized as revenue under IFRS 15 (Revenue from Contracts with Customers).

6.             INVENTORIES
We record inventory provisions, net of valuation recoveries, in cost of sales. Inventory provisions reflect write-downs in the value of our inventory to net realizable value, and valuation recoveries primarily reflect gains on the disposition of previously written-down inventory. We recorded net inventory provisions of $1.6 for Q4 2020, relating primarily to aged inventory in our CCS segment, and $17.0 for FY 2020, split approximately evenly between our segments. The inventory provisions recorded in FY 2020 were due in part to reduced demand, including as a result of the deterioration of the commercial aerospace market, and to specific disengaging customers in both of our segments. We recorded net inventory recoveries of $3.0 for Q4 2019, consisting of valuation recoveries of $5.8 (split relatively equally between our CCS and ATS segments), which were partially offset by new provisions for specific aged inventory primarily in our CCS segment. For FY 2019, we recorded net inventory provisions of $4.1, consisting of new provisions (approximately two-thirds of which related to specific aged inventory in our ATS segment), partially offset by the valuation recoveries recorded in Q4 2019. We regularly review the estimates and assumptions we use to value our inventory through analysis of historical performance, current conditions and future expectations.
Certain of our contracts provide for customer cash deposits to cover our risk of excess and obsolete inventory and/or for working capital requirements. Such deposits as of December 31, 2020 totaled $174.7 (December 31, 2019 — $121.9) and were recorded in accrued and other current liabilities on our consolidated balance sheet.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
7.    PENSION AND NON-PENSION POST-EMPLOYMENT BENEFIT PLANS

To mitigate the actuarial and investment risks of our defined benefit pension plans, we purchase annuities from time to time (using existing plan assets) from third party insurance companies for certain, or all, plan participants. The purchase of annuities by the pension plan substantially hedges the financial risks associated with the related pension obligations. In August 2020, the trustees of the defined benefit pension plan for our employees in the United Kingdom purchased annuities to hedge the pension benefits payable to newly-retired members of such plan. The annuity purchase resulted in a non-cash loss of $0.2 for the third quarter of 2020 and FY 2020, which we recorded in other comprehensive income (loss) (OCI) and simultaneously re-classified to deficit. No annuity purchases were made in FY 2019.

Our pension and post-employment defined benefit plan obligations are determined based on actuarial valuations. We recognize actuarial gains or losses arising from pension and non-pension post-employment defined benefit plans in OCI and we subsequently reclassify the amounts to deficit. During Q4 2020 and FY 2020, we recognized $9.1 of net actuarial losses, net of tax (Q4 2019 and FY 2019 — $8.7 of net actuarial losses, net of tax), relating to such benefit plans.

Also see note 10(b) for a discussion of additional obligations recorded in Q4 2019 with respect to our Thailand post-employment benefit plan.

8.          CREDIT FACILITIES AND LEASE OBLIGATIONS

In June 2018, we entered into an $800.0 credit agreement (Credit Facility) with Bank of America, N.A., as Administrative Agent, and the other lenders party thereto, which provides for a $350.0 term loan (Initial Term Loan) that matures in June 2025, and a $450.0 revolving credit facility (Revolver) that matures in June 2023. In November 2018, we utilized the accordion feature under our Credit Facility to add an incremental term loan of $250.0 (Incremental Term Loan), that matures in June 2025. The Initial Term Loan and the Incremental Term Loan are collectively referred to as the Term Loans.

The Initial Term Loan required quarterly principal repayments of $0.875, and the Incremental Term Loan required quarterly principal repayments of $0.625, and in each case require a lump sum repayment of the remainder outstanding at maturity. Commencing in 2020, we are also required to make an annual prepayment of outstanding obligations under the Credit Facility (applied first to the Term Loans, then to the Revolver) ranging from 0% — 50% (based on a defined leverage ratio) of specified excess cash flow for the prior fiscal year. A mandatory prepayment of our Term Loans of $107.0 (ECF Amount) was due and paid in the second quarter of 2020 (Q2 2020) based on this provision. No Credit Facility prepayments based on FY 2020 excess cash flow are required in 2021. In addition, prepayments of outstanding obligations under the Credit Facility (applied as described above) may also be required in the amount of specified net cash proceeds received above a specified annual threshold (but excluding proceeds from our Toronto property sale). No Credit Facility prepayments based on net cash proceeds were required during 2020, nor will any such prepayments be required in 2021. Any outstanding amounts under the Revolver are due at maturity.

During the first quarter of 2020 (Q1 2020), we made the scheduled quarterly principal repayment of $0.875 under the Initial Term Loan. In order to reduce the amount outstanding under the Incremental Term Loan, we also prepaid an aggregate of $60.0 thereunder during Q1 2020. This prepayment was first applied to the Q1 2020 and all remaining scheduled quarterly principal repayments of the Incremental Term Loan prior to maturity, and thereafter to remaining principal amounts outstanding thereunder. This prepayment also reduced the ECF Amount due in Q2 2020 to $47.0. In order to reduce the amount outstanding under the Initial Term Loan, we prepaid $47.0 thereunder on April 27, 2020. This prepayment was first applied to the Q2 2020 and all remaining scheduled quarterly principal repayments of the Initial Term Loan prior to maturity, and thereafter to remaining principal amounts outstanding thereunder. This prepayment eliminated the remainder of the ECF Amount. Subsequent to this prepayment, we prepaid an additional $14.0 under the Term Loans in June 2020 ($1.5 under the Initial Term Loan and $12.5 under the Incremental Term Loan). No further prepayments were required or made during 2020.

During Q4 2019 and FY 2019, we made aggregate scheduled quarterly principal repayments of $1.5 and $6.0, respectively, under the Term Loans. During Q4 2019 and FY 2019, we borrowed nil and $48.0, respectively, and we repaid nil and $207.0, respectively, under our Revolver. Also see note 10(c).

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

At December 31, 2020, we were in compliance with all restrictive and financial covenants under the Credit Facility (December 31, 2019 — in compliance).

The following table sets forth the carrying value of our outstanding borrowings under the Credit Facility (excluding ordinary course letters of credit) and our lease obligations, at the dates shown:

	December 31 2019	December 31 2020
Borrowings under the Revolver (1)	$—	$—
Borrowings under the Term Loans:(1)
Initial Term Loan	$344.8	$295.4
Incremental Term Loan	247.5	175.0
Total	$592.3	$470.4
Total borrowings under Credit Facility	$592.3	$470.4
Less: unamortized debt issuance costs related to our Term Loans(1)	(9.7)	(7.2)
Lease obligations	116.1	122.7
	$698.7	$585.9
Comprised of:
Current portion of borrowings under Credit Facility and lease obligations	$139.6	$99.8
Long-term portion of borrowings under Credit Facility and lease obligations	559.1	486.1
	$698.7	$585.9

(1) We incurred debt issuance costs upon execution of the Credit Facility and in connection with subsequent security arrangements. Aggregate debt issuance costs incurred as of December 31, 2020 in connection with our Revolver totaling $4.5 (nil and $0.3 in Q4 2020 and FY 2020, respectively; $0.4 and $1.1 in Q4 2019 and FY 2019, respectively) were deferred as other assets on our consolidated balance sheets and are amortized on a straight line basis over the term (or remaining term, as applicable) of the Revolver. Aggregate debt issuance costs incurred as of December 31, 2020 in connection with our Term Loans totaling $11.9 (nil in each of Q4 2020 and FY 2020; $0.4 and $1.6 in Q4 2019 and FY 2019, respectively) were deferred as long-term debt on our consolidated balance sheets and are amortized over their respective terms using the effective interest rate method. We paid aggregate debt issuance costs of nil and $0.6 in Q4 2020 and FY 2020, respectively, and $0.5 and $2.9 in Q4 2019 and FY 2019, respectively.

At December 31, 2020, we had $21.3 outstanding in letters of credit under the Revolver (December 31, 2019 — $21.2). At December 31, 2020, we also had $20.2 (December 31, 2019 — $13.3) of outstanding letters of credit and surety bonds issued outside of the Revolver.

Finance costs consist of interest expense and fees related to our Credit Facility (including debt issuance and related amortization costs), our interest rate swap agreements, our A/R sales program and our SFPs, and interest expense on our lease obligations, net of interest income earned. We paid finance costs of $6.6 and $29.5 in Q4 2020 and FY 2020, respectively (Q4 2019 and FY 2019 — $10.2 and $44.5, respectively. We also paid $2.0 in fees in Q4 2019 in connection with obtaining the Q4 2019 Waivers (defined in note 10(d)), which we recorded in other charges. Debt issuance costs are described in footnote (1) to the table above.

At December 31, 2020, we had a total of $162.7 in uncommitted bank overdraft facilities available for intraday and overnight operating requirements (December 31, 2019 — $142.5). There were no amounts outstanding under these overdraft facilities at December 31, 2020 or December 31, 2019.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
9.             CAPITAL STOCK

SVS Repurchase Plans:
On November 19, 2020, the TSX accepted our notice to launch a new normal course issuer bid (NCIB). This NCIB (2020 NCIB) allows us to repurchase, at our discretion, from November 24, 2020 until the earlier of November 23, 2021 or the completion of purchases thereunder, up to approximately 9.0 million SVS (representing approximately 7% of our total SVS and multiple voting shares outstanding at the time of launch) in the open market, or as otherwise permitted, subject to the normal terms and limitations of such bids. The maximum number of SVS we are permitted to repurchase for cancellation under the 2020 NCIB is reduced by the number of SVS we purchase in the open market during the term of the 2020 NCIB to satisfy delivery obligations under our stock-based compensation plans (see below). As part of the NCIB process, in December 2020, we entered into an Automatic Share Purchase Plan (ASPP) with a broker that allows the broker to purchase, on our behalf (for cancellation under the 2020 NCIB), at any time through January 29, 2021, including during any applicable trading blackout periods, up to 100,000 SVS per day at a specified share price. During Q4 2020, we paid $0.1 in cash to repurchase 6,200 SVS for cancellation under the 2020 NCIB (with no such repurchases under the ASPP). At December 31, 2020, we recorded a liability of $15.0, representing an estimated maximum of 2 million SVS available for purchase under the ASPP.
SVS repurchases:
Information regarding SVS repurchase activities for the periods indicated is set forth below:

	Three months ended December 31		Year ended December 31
	2019	2020	2019	2020
Aggregate cost(1) of SVS repurchased for cancellation (2)	$—	$0.1	$67.3	$0.1
Number of SVS repurchased for cancellation (in millions)(2)	—	0.0062	8.3	0.0062
Weighted average price per share for repurchases	$—	$7.45	$8.15	$7.45
Aggregate cost(1) of SVS repurchased for delivery under SBC plans (see below)	$9.2	$6.0	$9.2	$19.1
Number of SVS repurchased for delivery under SBC plans (in millions)	1.2	0.9	1.2	2.9

(1) Includes transaction fees.
(2) Excludes a $15.0 liability we recorded at December 31, 2020, representing an estimated maximum of 2 million SVS available for repurchase (for cancellation) under the ASPP at a share price not to exceed $7.50 per share.
Our Credit Facility prohibits share repurchases for cancellation if a defined leverage ratio exceeds a specified amount (Repurchase Restriction). The Repurchase Restriction (which had been in effect during recent periods) was not in effect during Q4 2020 (or at December 31, 2020).
SBC:

From time to time, we pay cash to a broker to purchase SVS in the open market to satisfy delivery requirements under our SBC plans. The Repurchase Restriction (when in effect) is not applicable to open market purchases for this purpose. At December 31, 2020, the broker held 2.4 million SVS with a value of $15.7 (December 31, 2019 — 1.7 million SVS with a value of $14.8) for this purpose, which we report as treasury stock on our consolidated balance sheet. We used 1.6 million of the SVS held as of December 31, 2019 to settle restricted share unit (RSU) awards that vested during Q1 2020, and 0.6 million of the SVS held during the year to settle RSU awards that vested in December 2020.

We grant RSUs and performance share units (PSUs) to employees under our SBC plans. The majority of RSUs vest one-third per year over a three-year period. The number of outstanding PSUs that will actually vest will vary from 0% to 200% of a target amount granted based on the level of achievement of a pre-determined non-market performance measurement in the final year of the three-year performance period, subject to modification by each of a separate pre-determined non-market financial target and our relative Total Shareholder Return (TSR) performance over the three-year vesting period. We estimate the grant date fair

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
value of the TSR modifier for PSUs using a Monte Carlo simulation model, and the grant date fair value of the non-TSR-based performance measurement and modifier is based on the market value of our SVS at the time of grant. The portion of our expense related to non-TSR-based performance is subject to adjustment to reflect changes in the estimated level of achievement related to the applicable performance condition. Based on reviews of the status of the non-market performance vesting condition and modifier, we recorded $2.4 and $8.4 in expense reversals in Q4 2020 and FY 2020, respectively, to reflect reductions in the estimated number of PSUs expected to vest at the end of January 2021. See the SBC expense table below. We also grant deferred share units (DSUs) and RSUs (under specified circumstances) to directors as compensation under our Directors' Share Compensation Plan.

Information regarding RSU, PSU and DSU grants to employees and directors, as applicable, for the periods indicated is set forth below:

	Three months ended December 31		Year ended December 31
	2019	2020	2019	2020
RSUs Granted:
Number of awards (in millions)	0.1	0.1	3.0	2.4
Weighted average grant date fair value per unit	$7.70	$6.49	$7.88	$8.60

PSUs Granted:
Number of awards (in millions, representing 100% of target)	—	—	2.1	1.7
Weighted average grant date fair value per unit	$—	$—	$8.14	$9.88

DSUs Granted:
Number of awards (in millions)	0.05	0.04	0.2	0.2
Weighted average grant date fair value per unit	$8.27	$8.07	$7.62	$5.64

Information regarding employee and director SBC expense for the periods indicated is set forth below:

	Three months ended December 31		Year ended December 31
	2019	2020	2019	2020
Employee SBC expense in cost of sales	$2.7	$2.2	$14.6	$11.1
Employee SBC expense in SG&A	4.7	2.9	19.5	14.7
Total	$7.4	$5.1	$34.1	$25.8

Director SBC expense in SG&A (1)	$0.6	$0.5	$2.4	$2.0
(1) Expense consists of director compensation that is to be settled with SVS, or SVS and cash, as elected by each director.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
10.             OTHER CHARGES (RECOVERIES)

	Three months ended December 31		Year ended December 31
	2019	2020	2019	2020
Restructuring (a)	$11.3	$6.8	$37.9	$25.8
Losses on post-employment benefit plans (b)	4.1	—	4.1	—
Transition Costs (Recoveries) (c)	1.8	—	(95.8)	—
Credit Facility-related charges (d)	2.0	—	2.0	—
Acquisition Costs and other (e)	0.4	(2.3)	1.9	(2.3)
	$19.6	$4.5	$(49.9)	$23.5

Annual Impairment Assessment:

We review the carrying amount of goodwill, intangible assets, property, plant and equipment, and right-of-use (ROU) assets for impairment whenever events or changes in circumstances (triggering events) indicate that the carrying amount of such assets, or the related CGU or CGUs, may not be recoverable. If any such indication exists, we test the carrying amount of such assets or CGUs for impairment. No triggering events occurred during FY 2019 or FY 2020. However, we recorded non-cash restructuring charges during such periods to reflect the write-down of certain equipment and ROU assets related to vacated properties, in each case in connection with our restructuring actions (described in paragraph (a) below). In addition to an assessment of triggering events during the year, we conduct an annual impairment assessment of CGUs with goodwill in the fourth quarter of each year to correspond with our annual planning cycle (Annual Impairment Assessment). During each of Q4 2019 and Q4 2020, we performed our Annual Impairment Assessment of CGUs with goodwill and determined that there was no impairment, as the recoverable amount of such CGUs exceeded their respective carrying values.
(a)    Restructuring:
We implemented restructuring actions in FY 2020 associated primarily with the Cisco Disengagement, as well as other actions intended to adjust our cost base in response to shifting demand, due in part to the impact of COVID-19. During Q4 2020 and FY 2020, we recorded aggregate restructuring charges of $6.8 and $25.8, respectively (Q4 2019 and FY 2019 — $11.3 and $37.9, respectively). Our restructuring charges for Q4 2020 consisted primarily of actions to adjust our cost base to address reduced levels of demand in certain of our businesses, including continued actions to right-size our commercial aerospace facilities, as well as restructuring actions in connection with the Cisco Disengagement.
We recorded cash restructuring charges of $6.7 and $23.3 and non-cash restructuring charges of $0.1 and $2.5, for Q4 2020 and FY 2020, respectively. The cash charges for each such period consisted primarily of employee termination costs. The non-cash charges for each such period reflect the write-down of ROU assets in connection with vacated properties ($0.4 and $1.1 in Q4 2020 and FY 2020, respectively), resulting in part from sublet recoveries that were lower than the carrying value of the related assets (Sublet Losses), offset by gains on the disposition of surplus equipment in Q4 2020. The non-cash charges for FY 2020 also include the write-down of certain equipment related to disengaged programs. At December 31, 2020, our restructuring provision was $4.7, which we recorded in the current portion of provisions on our consolidated balance sheet.

At the end of 2019, we completed our cost efficiency initiative (CEI), which consisted of restructuring actions related to the review of our CCS segment portfolio and our capital equipment business. See note 16(a) to our 2019 AFS for further detail. In connection with the CEI, we recorded cash restructuring charges of $8.9 and $28.1 for Q4 2019 and FY 2019, respectively, primarily for employee termination costs, and non-cash restructuring charges of $2.4 and $9.8, respectively, to write down certain equipment, primarily related to our capital equipment business and disengaged programs, and to write down ROU assets ($1.0 in FY 2019) pertaining to vacated properties, resulting in part from Sublet Losses. At December 31, 2019, our restructuring provision was $11.2, which we recorded in the current portion of provisions on our consolidated balance sheet.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
(b) Losses on post-employment benefit plans:
During Q4 2019, we recorded non-cash charges of $4.1, representing additional obligations under our Thailand post-employment benefit plan as a result of changes in labor protection laws in Thailand that increased the severance benefits for specified employees upon termination.

(c)    Transition Costs (Recoveries):
On March 7, 2019, we completed the sale of our Toronto real property (which included the site of our Toronto manufacturing operations and our corporate headquarters) for proceeds of $113.0 and recorded a gain of $102.0 (Property Gain) on such sale in other charges (recoveries). Such proceeds were used to repay $110.0 of the then-outstanding amounts under our Revolver in Q1 2019 (see note 8).
In connection with relocations related to such sale, we capitalized building improvements and equipment costs related to our new manufacturing site (nil in each of Q4 2020 and FY 2020; nil and $1.2 in Q4 2019 and FY 2019, respectively), and our temporary corporate headquarters (nil in each of Q4 2020 and FY 2020; nil and $5.0 in Q4 2019 and FY 2019, respectively), and incurred Toronto Transition Costs, as defined below (nil in each of Q4 2020 and FY 2020; nil and $3.8 in Q4 2019 and FY 2019, respectively), which we recorded in other charges (recoveries). See note 7 to the 2019 AFS for a description of total capitalized costs and Toronto Transition Costs incurred in connection with such sale and related relocations through December 31, 2019. We also entered into a 10-year lease in March 2019 with the purchaser of the property for our new corporate headquarters, to be built by such purchaser on the site of our former location (see note 24 to the 2019 AFS for further details).
De minimis Internal Relocation Costs (defined below) were recorded in Q4 2020 and FY 2020 (Q4 2019 — $1.8; FY 2019 — $2.4, in each case related to the transfer of certain capital equipment manufacturing lines).
Transition Costs are comprised of transition-related relocation and duplicate costs pertaining to: (i) the relocation of our Toronto manufacturing operations and our corporate headquarters in connection with the sale of our Toronto real property (Toronto Transition Costs); and (ii) the transfer of manufacturing lines from closed sites to other sites within our global network (Internal Relocation Costs). Transition Costs consist of direct relocation and duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition periods, as well as cease-use costs incurred in connection with idle or vacated portions of the relevant premises. Transition Recoveries consist of the Property Gain.
(d)    Credit-Facility-related Charges:

As previously disclosed in Q3 2019, we were in non-compliance with certain restrictive covenants under the Credit Facility related to excess share repurchases made in May 2019 under our then-current NCIB. See note 12 to our 2019 AFS. These defaults, as well as related cross-defaults, were waived in October 2019 (Q4 2019 Waivers). During Q4 2019, we incurred $2.0 in fees in connection with obtaining the Q4 2019 Waivers.

(e)    Acquisition Costs and other:

We recorded $0.2 of Acquisition Costs during Q4 2020 and FY 2020 (Q4 2019 and FY 2019 — $0.4 and $3.9, respectively). See note 4. Other consists of legal recoveries (for prior period freight charges in FY 2019 and for component parts in Q4 2020 and FY 2020) in connection with the settlement of class action lawsuits in which we were a plaintiff.

11.         INCOME TAXES

Our income tax expense or recovery for each quarter is determined by multiplying the earnings or losses before tax for such quarter by management’s best estimate of the weighted-average annual income tax rate expected for the full year, taking into account the tax effect of certain items recognized in the interim period. As a result, the effective income tax rates used in our interim financial statements may differ from management’s estimate of the annual effective tax rate for the annual financial statements. Our estimated annual effective income tax rate varies as the quarters progress, for various reasons, including as a

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
result of the mix and volume of business in various tax jurisdictions within the Americas, Europe and Asia, in jurisdictions with tax holidays and tax incentives, and in jurisdictions for which no net deferred income tax assets have been recognized because management believes it is not probable that future taxable profit will be available against which tax losses and deductible temporary differences could be utilized. Our annual effective income tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, cash repatriations, and changes in our provisions related to tax uncertainties.
For Q4 2020, our net income tax expense of $6.3 included an $11.8 withholding tax accrual associated with the anticipated repatriation of undistributed earnings from certain of our Chinese and Thai subsidiaries (Repatriation Expense), offset in large part by the following favorable impacts: (i) $4.1 in tax benefits related to return-to-provision adjustments for changes in estimates related to prior years based on changes in facts or circumstances (RTP Adjustments), (ii) the recognition of $2.6 of previously unrecognized deferred tax assets (DTA Recognition) of our Japanese subsidiary, and (iii) $4.5 in favorable foreign exchange impacts (Currency Impacts) arising primarily from the strengthening of the Chinese renminbi relative to the U.S. dollar (our functional currency). For FY 2020, our net income tax expense of $29.6 included $18.3 of tax expenses relating to current and future withholding taxes associated with repatriations of undistributed earnings from certain of our Chinese and Thai subsidiaries that occurred in FY 2020 or are anticipated to occur in the foreseeable future, offset in large part by the favorable impact of the $4.1 in RTP Adjustments, the $2.6 DTA Recognition, $5.1 in favorable Currency Impacts, arising primarily from the strengthening of the Chinese renminbi relative to the U.S. dollar, and a $5.7 reversal of tax uncertainties in certain of our Asian subsidiaries in Q1 2020.

For Q4 2019, our net income tax expense of $6.6 was favorably impacted by $6.4 in RTP Adjustments, as well as $1.9 of Currency Impacts arising primarily from the strengthening of the Chinese renminbi and the Thai baht relative to the U.S. dollar, offset in part by a $6.0 Repatriation Expense. For FY 2019, our net income tax expense of $29.5 was favorably impacted by the $6.4 in RTP Adjustments, and reversals of an aggregate of $4.5 in certain previously-recorded tax liabilities and uncertainties, offset in part by the $6.0 Repatriation Expense. Currency Impacts for FY 2019 were not significant. No net tax impact was recorded on the Property Gain, as such gain was offset by the utilization of previously unrecognized tax losses.
12.          FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, A/R, and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities, the Term Loans, borrowings under the Revolver, lease obligations, and derivatives.

Interest rate risk:

Borrowings under the Credit Facility expose us to interest rate risk due to the potential variability of market interest rates. In order to partially hedge against our exposure to interest rate variability on the Initial Term Loan, we entered into 5-year agreements in August 2018 (Initial Swaps) with a syndicate of third-party banks to swap the variable interest rate (based on LIBOR plus a margin) with a fixed rate of interest for $175.0 of the total borrowings under the Initial Term Loan. The Initial Swaps expire in August 2023. In December 2018, we entered into 5-year agreements with a syndicate of third-party banks (Incremental Swaps) to swap the variable interest rate (based on LIBOR plus a margin) with a fixed rate of interest for $175.0 of the total borrowings under the Incremental Term Loan. The Incremental Swaps expire in December 2023. See note 21 to our 2019 AFS for further detail regarding the Initial Swaps and Incremental Swaps. The swap agreements include options to cancel up to $75.0 of the notional amount of the Incremental Swaps commencing in December 2020, and up to $75.0 of the notional amount of the Initial Swaps commencing in August 2021. In June 2020, we entered into additional interest rate swap agreements with two third-party banks (Additional Swaps) to swap the variable interest rate with a fixed rate of interest on $100.0 of borrowings under our Initial Term Loan, effective upon expiration of the Initial Swaps, in order to continue to hedge our exposure to interest rate variability on such amount for 10 months after the expiration of the Initial Swaps. The Additional Swaps expire in June 2024. In December 2020, we exercised the option to cancel $75.0 of the notional amount of the Incremental Swaps (increasing the unhedged amount under the Incremental Term Loan by a corresponding amount). The portion of the Incremental Swaps that was cancelled was remeasured to its fair value on the date of cancellation and as a result, no gain or loss was incurred upon cancellation. At December 31, 2020, the interest rate risk related to $195.4 of borrowings under the Credit Facility was unhedged, consisting of unhedged amounts outstanding under the Term Loans (other than ordinary course letters of credit, no amounts were outstanding under the Revolver at December 31, 2020). Also see note 8.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

At December 31, 2020, the fair value of our interest rate swap agreements was a net unrealized loss of $16.5 (December 31, 2019 — net unrealized loss of $12.1) which we recorded in other non-current liabilities on our consolidated balance sheet. The unrealized portion of the change in fair value of the swaps is recorded in accumulated OCI. The realized portion of the change in fair value of the swaps is released from accumulated OCI and recognized under finance costs in our consolidated statement of operations in the respective interest payment periods.
Currency risk:

The majority of our currency risk is driven by operational costs, including income tax expense, incurred in local currencies by our subsidiaries. We cannot predict changes in currency exchange rates, the impact of exchange rate changes on our operating results, nor the degree to which we will be able to manage the impact of currency exchange rate changes. Such changes, including negative impacts on currency exchange rates related to the COVID-19 pandemic, could have a material effect on our business, results of operations and financial condition.

Our major currency exposures at December 31, 2020 are summarized in U.S. dollar equivalents in the following table. The local currency amounts have been converted to U.S. dollar equivalents using spot rates at December 31, 2020.

	Canadian dollar	Euro	Thai baht	Chinese renminbi
Cash and cash equivalents	$16.0	$9.6	$1.2	$8.7
Accounts receivable	2.5	52.4	—	11.0
Income taxes and value-added taxes receivable	18.5	1.4	1.4	5.4
Other financial assets	1.6	0.8	0.3	0.3
Pension and non-pension post-employment liabilities	(79.4)	(0.5)	(18.3)	(1.4)
Income taxes and value-added taxes payable	—	(0.2)	(4.8)	(11.4)
Accounts payable and certain accrued and other liabilities and provisions	(99.3)	(35.8)	(36.7)	(46.1)
Net financial assets (liabilities)	$(140.1)	$27.7	$(56.9)	$(33.5)

We enter into foreign currency forward contracts to hedge our cash flow exposures and foreign currency swaps to hedge our balance sheet exposures, generally for periods of up to 12 months. While these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates. At December 31, 2020, we had foreign currency forwards and swaps to trade U.S. dollars in exchange for the following currencies:

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Currency	Contract amount in U.S. dollars	Weighted average exchange rate in U.S. dollars	Maximum period in months	Fair value gain (loss)
Canadian dollar	$230.8	$0.76	12	$11.7
Thai baht	107.7	0.03	12	4.7
Malaysian ringgit	48.7	0.24	12	1.6
Mexican peso	20.1	0.05	12	1.6
British pound	0.8	1.33	4	0.1
Chinese renminbi	44.0	0.15	12	2.8
Euro	39.5	1.21	10	(1.5)
Romanian leu	28.6	0.23	12	2.0
Singapore dollar	27.5	0.73	12	1.0
Japanese yen	8.0	0.01	4	(0.2)
Korean won	6.9	0.0009	1	(0.5)
Total	$562.6			$23.3

At December 31, 2020, the fair value of our outstanding contracts was a net unrealized gain of $23.3 (December 31, 2019 — net unrealized gain of $4.5), resulting from fluctuations in foreign exchange rates between the contract execution and the period-end date.

Credit risk:

Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe our credit risk of counterparty non-performance continues to be relatively low, notwithstanding the impact of COVID-19. We are in regular contact with our customers, suppliers and logistics providers, and to date have not experienced significant counterparty non-performance. However, if a key supplier (or any company within such supplier's supply chain) or customer experiences financial difficulties or fails to comply with their contractual obligations, which may occur as the pandemic continues, this could result in a significant financial loss to us. We would also suffer a significant financial loss if an institution from which we purchased foreign currency exchange contracts and swaps, interest rate swaps, or annuities for our pension plans defaults on their contractual obligations. With respect to our financial market activities, we have adopted a policy of dealing only with credit-worthy counterparties. In light of COVID-19, we assessed the financial stability and liquidity of our customers in Q1 2020. We also enhanced the monitoring of, and/or developed plans intended to mitigate, the limited number of identified exposures in Q1 2020, which enhancements and plans remain in effect. No significant adjustments were made to our allowance for doubtful accounts during FY 2020 in connection with our ongoing assessments and monitoring initiatives.

Liquidity risk:

Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We manage liquidity risk by maintaining a portfolio of liquid funds and investments and having access to a revolving credit facility, intraday and overnight bank overdraft facilities, an A/R sales program and our SFPs. Since our A/R sales program and the SFPs are each on an uncommitted basis, there can be no assurance that any participant bank will purchase any of the A/R that we wish to sell thereunder. However, we believe that cash flow from operating activities, together with cash on hand, cash from permitted sales of A/R, and borrowings available under the Revolver and potentially available under uncommitted intraday and overnight bank overdraft facilities are sufficient to fund our currently anticipated financial obligations, and will remain available in the current environment.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
13.     GOVERNMENT SUBSIDIES

The governments of various jurisdictions in which we have operations have approved legislation and taken administrative actions intended to aid businesses that have been adversely impacted by COVID-19, including making Subsidies available to eligible entities to subsidize or offset qualifying expenses, including employee wages, or to lower payroll taxes or required social insurance program contributions (in certain countries), in each case subject to limits and other specified criteria (collectively, COVID Subsidies). We determined that we qualify for estimated aggregate of $8 of COVID Subsidies for Q4 2020 (FY 2020 — $34) from various government authorities, which we recognized as a reduction to the related expenses in cost of goods sold (Q4 2020 — $7; FY 2020 — $27) and SG&A (Q4 2020 — $1; FY 2020 — $7) on our consolidated statement of operations. As of December 31, 2020, we have received all but $2 of the recognized COVID Subsidies, and have submitted, or expect to submit, claims for such remainder. The most significant of the COVID Subsidies that we recognized are provided under the Canadian Emergency Wage Subsidy (CEWS) first announced by the Government of Canada in April 2020. The COVID Subsidies we recognized in Q4 2020 and FY 2020 helped mitigate the adverse impact of COVID-19 on our business.

14.         COMMITMENTS AND CONTINGENCIES

Litigation and Other Matters:
In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes, and other matters. Management believes that adequate provisions have been recorded where required. Although it is not always possible to estimate the extent of potential costs, if any, we believe that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity.

In 2017, the Brazilian Ministry of Science, Technology, Innovation and Communications (MCTIC) issued assessments seeking to disqualify certain research and development expenses for the years 2006 to 2009, which entitled our Brazilian subsidiary (which ceased operations in 2009) to charge reduced sales tax levies to its customers. Although we received lower re-assessments for 2007 and 2008 during Q1 2020 in response to our initial appeal, we intend to continue to appeal the original assessments and the re-assessments for all years from 2006 to 2009. See note 24 to the 2019 AFS for further details. The assessments and re-assessments, including interest and penalties, have been revised by the MCTIC and as of December 31, 2020, total approximately 24 million Brazilian real (approximately $5 at period-end exchange rates) for all such years, down from original assessments totaling approximately 39 million Brazilian real (approximately $8 at period-end exchange rates).

The successful pursuit of assertions made by any government authority, including tax authorities, could result in our owing significant amounts of tax or other reimbursements, interest and possibly penalties. We believe we adequately accrue for any probable potential adverse ruling. However, there can be no assurance as to the final resolution of any claims and any resulting proceedings. If any claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and in excess of amounts accrued.

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